Campaign Screenshots
Three43 Inc.
6/8/2021

10:18


1 of 7

Three43
NFT Marketplace

$25,000
Funding Goal

Art | NFT Service | Blockchain | Trending Technology | Mobile App | Collections

120 Days Left

Funding Status

All investors get a full refund if $25,000 is not reached when the time to invest expires.

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10:18

$0 of $25,000

0% of goal raised
0 investors
120 Days Left to Invest

What We Do

Imagine giving anyone the ability to start their own collection of verified, limited edition art by top artists, all without breaking the bank!

There's a boom in the NFT market right now, but it's barely scratching the surface of what the space can do. This technology has the potential to completely remap the world of art, along with AR, VR, and a number of other spaces.

At Three43 we are changing the game in three big ways:

1. We create an entirely new entry level price point so that anyone can start collecting art. We expand art collecting to the masses.

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2. We use our tech to go well beyond simple collecting. We will keep users engaged with a variety of fun new experiences based on their activity, creating a great community and culture.

3. We help artists create entirely new types of futuristic art that they never could have done before. Because our art is custom made digital art specifically crafted for mobile display, we open a brand new venue that removes the constraints of traditional physical art, and even many constraints of other digital displays or browser wallets.

Three43 makes collecting cutting edge, authenticate-able, original artwork as easy and addictive as collecting baseball cards.

We are raising funds for our launch - server expenses, development, initial marketing, support. This early round of funding will allow us to get up and running and begin realizing revenue.

View Business Plan

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10:19

Highlights

- April 2019 Founded company
- Spring/Summer 2019 Envision prototype
- Spring/Summer 2019 user interviews & conversations with artists
- October 2019 prelim beta completed
- Jan 2020 YCombinator Startup School completed
- March 2020 completed Center for Advancing Innovation SCALE challenge.
- Summer/Fall 2020 Further design iteration based on rapidly evolving space, continued artist recruitment, user interviews
- Winter 2021 hired a marketing team, beginning early interest acquisition
- Spring 2021 continued user interviews to refine fit & features

Use of Funds Raised

We are raising funds for our launch - server expenses, development, initial marketing, support. This early round of funding will allow

INVEST $25 OR MORE

10:19

Use of Funds Raised

We are raising funds for our launch - server expenses, development, initial marketing, support. This early round of funding will allow us to get up and running and begin realizing revenue.


$25,000
Breakdown

- Miventure Listing Fee (7%)
- Buffer (10%)
- Marketing (13%)
- Hosting / Tools (21%)
- Human Capital (49%)

Meet The Team

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10:20



- Miventure Listing Fee (7%)
- Buffer (10%)
- Marketing (13%)
- Hosting / Tools (21%)
- Human Capital (49%)

Meet The Team



John Lundholm
CEO

John has 20 years of direct to consumer sales and marketing in affluent finance. He studied psychology, marketing, and persuasion at Cornell. He has experience in team leadership including manager of the Manhattan office for top 5 banks. John is an obsessed hobbyist in arts & technology, and spent much of his childhood collecting cards, comics, and toys.

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10:20

View Owner's Story

WHY US?

Decades of experience on the front lines have given our team resilience, moxy, and an ability to deftly pivot in a rapidly evolving market.

We bring a variety of insider and outsider perspectives that result in many counterintuitive choices that continue over time. This gives us an innovation stack filled with competitive advantages, and makes us resistant to competitive forces in a busy and rapidly growing space.

We are at the confluence of a number of growing trends that play to our advantage. The NFT space is exploding right when we're ready to jump in, and there's also a big opening for a mass market product. Many people are learning of the space for the first time,

INVEST $25 OR MORE

10:20

unless you have a few thousand to spend. This leaves tons of unmet mass market demand.

Additionally mobile tech has advanced, with 5G allowing for rich media, and the display tech to show it off.

VR/AR is also rising, which sets us up perfectly for our future iterations.

Mobile / App culture has also been rising, from Instagram to Tik Tok to any number of other apps that we can use to our advantage for marketing.

Investment Terms

Funding Goal:	**$25,000 - $350,000**
Valuation Cap:	**$9,500,000**
Discount:	**20%**

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Investment Type:	**Crowd SAFE**
Offering Type:	**Reg CF**

What's My Ownership Stake?

- View Business Plan
- Ask the Startup
- Startup News
- Investment Risks
- Offering Documents

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Three43 is offering equity-based securities under

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- Startup News
- Investment Risks
- Offering Documents

Share this Opportunity

Three43 is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Three43 without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE

10:20

most impactful angles. This sparked an unrelenting desire to do something about it. For years I've been working in self directed entrepreneurial roles, so I knew I could do it. As Abe Lincoln said, "The best way to predict your future is to create it".

What has been your favorite part about building your company?

It's got to be the whole process of it. Taking something from the spark of an idea, building it into a clear and burning vision that I just had to get into the world. Then walking it through the steps to bring it to life - market research, ideation, iteration, prototyping, storytelling, more iteration, more market research, building the software, fundraising, business plans, pitch decks, learning, learning, learning, spreading the word all the time. At each stage, making it just a bit more real and getting more and more excited to share it with the world.

What has been your biggest obstacle so far?

I think everyone has setbacks and misfortunes

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pretty hard. The real key, for me, has always

10:20

I think everyone has setbacks and misfortunes - I've had business and personal losses, injuries, and more that knocked me sideways pretty hard. The real key, for me, has always been a refusal to let a failure or a setback become a stop. I strive to be resilient, finding fast ways to dive in, experience the emotion, process things, glean knowledge, and then move on, stronger and more focused, and with new data informing me. When something goes wrong, rather than dwelling, I step back and say "if these are the new facts on the ground, what are the actions I need to take in order to continue toward my goals."

Why should people invest in your company?

Decades of experience on the front lines have given our team resilience, moxy, and an ability to deftly pivot in a rapidly evolving market.

We bring a variety of insider and outsider perspectives that result in many counterintuitive choices that continue over time. This gives us an innovation stack filled

VIEW OPPORTUNITY

rapidly growing space.

10:21

with competitive advantages, and makes us resistant to competitive forces in a busy and rapidly growing space.

We are at the confluence of a number of growing trends that play to our advantage. The NFT space is exploding right when we're ready to jump in, and there's also a big opening for a mass market product. Many people are learning of the space for the first time, only to find that you can't really play unless you have a few thousand to spend. This leaves tons of unmet mass market demand.

Additionally mobile tech has advanced, with 5G allowing for rich media, and the display tech to show it off.

VR/AR is also rising, which sets us up perfectly for our future iterations.

Mobile / App culture has also been rising, from Instagram to Tik Tok to any number of other apps that we can use to our advantage for marketing.

VIEW OPPORTUNITY

10:21

Three43

Business Plan

Learn more about the startup below or ask the startup owner(s) any questions.

Ask a question

How We Make Money

Our initial primary revenue comes from the sale of the work. We issue 5 - 10,000 numbered original digital prints of each work in the series. Pricing will be 15 - 20$ ea.

Apple/Google keep 30%; artists keep an average of 25%; we'll keep 45%.

Additionally we get a 3% royalty on all resales into perpetuity. Our user experiences will be designed to drive activity in the secondary market, giving us a continued revenue stream.

As we develop user experiences, we will bring sponsorship, another large revenue stream.

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expenses, plus excess revenue.

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Three43

Additional future revenue sources:
- outbound affiliate referrals to other art channels
- extensions of the concept - VR / digital ownership / experiences and events.
- Advertising
- IP monetization
- White labeling

Market

Our target market consists of above average technology users, 18-45, educated, urban, skewing slightly female.

Connected Bohemians, Aspiring A-Listers, Striving Selfies, Young Digerati, Generation Web.

Any type of collectors: Fine art, comics, baseball cards, or games.

Users of visual social media including instagram, tiktok, and others.

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10:21

Three43

Early adopters.

Addressable Market - The current collectible market is 370Bn, with art making up 67Bn of that. Digital game spending was 109Bn in 2019 with mobile making up 73%.

There are also many expansion opportunities we will use to become a substantial player in digital goods (think Ready Player One). By tackling each of these smaller markets one at a time, we follow the Amazon path to scale.

Competitors

Nifty Gateway, SuperRare - platform plays, our drop structure and experiential emphasis give us a better shot at return/retention over time and increased durability. We are also at a far different price point - they mirror a lot of the existing art space - high end for big wallets (price points in the multiple thousands and up,

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transactional fees, as well.

10:22

Three43

OpenSea - open platform. Our curation allows for quality control (think HBO vs. YouTube), and because we're exclusively commissioning the work, we are better able to know the artist / creators / original provenance.

Blockchain Heroes and digital collectible cards - tend to be very crypto referential, specific IP, many only transact in crypto, while we are working exclusively in traditional currency and targeted more at a mainstream audience.

Financial History

- Total cash on hand: $28,109
- Total revenue to date: $0
- Total existing debt amount: $0
- Total founder(s) contribution: $116,851
- Total outside investors contribution: $150,000

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Financial Projections

10:22

Three43

Financial Projections

Achieve $251,264,679 in revenue and #3,549,527 users in 2025.



$252M
$201.6M
$151.2M
$100.8M
$50.4M
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

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contains offering materials prepared by Three43 without the assistance of the Funding Portal. The

10:22

Three43



$50.4M
$0k
2021
2022
2023
2024
2025
Revenue
Expenses

Share this Opportunity

Three43 is offering equity-based securities under Regulation CF ("Reg CF") through Miventure, Inc. ("Funding Portal"). Furthermore, this campaign contains offering materials prepared by Three43 without the assistance of the Funding Portal. The campaign may contain forward-looking statements and information relating to the company, its business plan, and its industry. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C and the Investor Agreement, found in the Offering Documents, for a complete description of its business, offering information, and risks. Remember, that investing private businesses is high risk. Do not invest if you cannot afford to lose your whole investment.

See the Educational Materials and the FAQ to learn more about crowdfunding on Miventure.

INVEST $25 OR MORE